Exhibit (a)(2)(A)

June 16, 2020
Dear Stockholder,
MacKenzie Capital Management, LP and certain of its affiliates has commenced an unsolicited offer (the “MacKenzie Offer”) to purchase up to 300,000 shares of common stock of Lightstone Value Plus Real Estate Investment Trust V, Inc (the “Company”) at a price equal to $1.50 per share in cash. The expiration date of the MacKenzie Offer is July 24, 2020, unless extended. Please note that MacKenzie is not affiliated with the Company or its advisor.
In response to the MacKenzie Offer and to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from stockholders at prices substantially below their most recently published estimated per-share net asset value (“NAV”), the Company is commencing a tender offer (the “Company Offer”) for up to 300,000 shares at a price of  $2.25 per share. The expiration date of the Company Offer is July 24, 2020, unless extended. The Company Offer is at a higher price than the MacKenzie Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the MacKenzie Offer, the price in both offers is significantly less than the most recently published NAV per share of $9.10 as of September 30, 2019, as approved by the Board. The NAV is $7.60 higher than price of the MacKenzie Offer. The price of the Company Offer is a 50% premium to the MacKenzie Offer. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of NAV, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020 (the “2020 Annual Report”). The Board notes the NAV is subject to the methodologies, assumptions and limitations described in the 2020 Annual Report. The NAV was calculated as of a specific date, and the value of Shares will fluctuate over time. In addition, the outbreak of COVID-19, together with the resulting restrictions on travel and quarantines imposed, has had a negative impact on the economy and business activity globally. The extent to which our business may be affected by COVID-19 will largely depend on future developments with respect to the continued spread and treatment of the virus, which we cannot accurately predict. These risks are not priced into our September 30, 2019 NAV.
Although the Company Offer is superior to the MacKenzie Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower MacKenzie Offer.
If you do not wish to tender shares in the Company Offer or the MacKenzie Offer, simply do not respond.
The Board notes that each stockholder must evaluate whether to tender his or her shares only after a review of the MacKenzie Offer and the Company Offer and the various factors discussed or noted in the Offer to Purchase. In doing so, the Company encourages you to read carefully the Offer to Purchase, the Letter of Transmittal and other materials relating to the Company Offer and enclosed herewith. These materials also contain information as to how to properly tender your shares in the Company Offer.
Unless extended or withdrawn, the Company Offer will expire at 11:59 p.m., Eastern Time on July 24, 2020. Upon expiration, payment for the shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (888) 808-7348. The Company will promptly furnish to stockholders additional copies of the materials at its own expense.
We appreciate your trust in the Company and the Board and thank you for your continued support.
Sincerely,

Mitchell C. Hochberg
Chief Executive Officer